EXHIBIT 99.2

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of January 18, 2024, is entered into by and among Creedence Acquisition ULC, an unlimited liability company organized under the Laws of the Province of British Columbia (the “Purchaser”), BCORE Preferred Holdco LLC, a limited liability company existing under the laws of the State of Delaware (the “Shareholder”) and Tricon Residential Inc., a corporation existing under the laws of the Province of Ontario (the “Company”).

RECITALS

WHEREAS, concurrently herewith, the Company and the Purchaser are entering into an Arrangement Agreement dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Arrangement Agreement”; capitalized terms used but not otherwise defined in this Agreement and the term “affiliate” shall have the meanings ascribed to them in the Arrangement Agreement), pursuant to which (and subject to the terms and conditions set forth therein) the Purchaser will acquire all of the issued and outstanding common shares of the Company by way of a statutory plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario);

WHEREAS, as of the date hereof, the Shareholder is the record and a “beneficial owner” (as used within this Agreement, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote 6,815,242 Common Shares (the “Owned Common Shares”) and 240,000 Preferred Units (the “Owned Preferred Units” and, together with the Owned Common Shares and any additional Common Shares (or any securities convertible into or exercisable or exchangeable for Common Shares) in which the Shareholder acquires record or beneficial ownership after the date hereof and up to the date on which the requisite vote is obtained pursuant to Section 1.2(b) of the Arrangement Agreement, including by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Securities”); and

WHEREAS, (a) the Shareholder is a party to that certain Amended and Restated Investor Rights Agreement, dated as of November 8, 2021, by and among the Company, the Shareholder and Tricon PIPE LLC (the “A&R Investor Rights Agreement”), and (b) as a condition and inducement to the willingness of the Purchaser and the Company to enter into the Arrangement Agreement and this Agreement, the Shareholder will hereby, solely for the purposes of Section 5.1 of the A&R Investor Rights Agreement, approve the transactions contemplated by the Arrangement Agreement, including the Company’s entry into and execution of the Arrangement Agreement and the consummation of the transactions contemplated thereby (subject to the terms and conditions of the Arrangement Agreement and in accordance with the terms thereof).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.        Agreement to Vote. Prior to the Termination Date (as defined herein), the Shareholder, in its capacity as a shareholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), including the Shareholder Meeting, or in any other circumstances where a vote of shareholders of the Company is sought, the Shareholder shall:

(a)        when such meeting is held, appear at such meeting or otherwise cause the Shareholder’s Covered Securities (other than the Preferred Units) to be counted as present thereat for the purpose of establishing a quorum;

(b)        vote or cause to be voted at such meeting all of the Shareholder’s Covered Securities (other than the Preferred Units) owned as of the record date for such meeting in favor of the adoption of the Arrangement Agreement and the Arrangement Resolution, and any other matters necessary or presented or proposed for consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement and, no later than five Business Days prior to the Shareholder Meeting, deliver or cause to be delivered to the Company, with a copy to the Purchaser concurrently, a duly executed proxy or proxies or voting instruction form reflecting such voting instructions, which proxy or proxies or voting instruction form shall not be revoked without the prior written consent of the Company unless this Agreement is terminated in accordance with Section 4; and

(c)        vote or cause to be voted at such meeting all of the Shareholder’s Covered Securities (other than the Preferred Units) against any Acquisition Proposal and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Arrangement or other transactions contemplated by the Arrangement Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Arrangement Agreement or of Shareholder under this Agreement.

The obligations of the Shareholder specified in this Section 1 shall apply whether or not (A) the Arrangement Agreement or any action described above is recommended by the Company Board or (B) the Company Board or any of its committees has effected an Adverse Recommendation Change.

2.        Agreement to Exchange.

(a)        The Shareholder shall submit an Optional Exchange Notice (as defined in the PIPE LLC Agreement) providing for the exchange of at least 180,000 of its Preferred Units in accordance with the PIPE LLC Agreement, with an Optional Exchange Date at or prior to the record date fixed for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Shareholder Meeting.

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(b)        Prior to the Effective Time, the Shareholder shall also submit an Optional Exchange Notice providing for the exchange of all of its remaining Preferred Units in accordance with the PIPE LLC Agreement, with an Optional Exchange Date at or prior to the Effective Date.

3.        No Inconsistent Agreements. The Shareholder covenants and agrees that the Shareholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or arrangement or voting trust with respect to any of the Shareholder’s Covered Securities that is inconsistent with the Shareholder’s obligations pursuant to this Agreement, (ii) grant or permit the grant of a proxy, power of attorney or other authorization or consent with respect to any of the Shareholder’s Covered Securities that is inconsistent with the Shareholder’s obligations pursuant to this Agreement, (iii) enter into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, (iv) take or permit to take any other action that would in any way interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement or (v) knowingly approve or consent to any of the foregoing.

4.        Termination. This Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Arrangement Agreement in accordance with its terms (such earlier date being referred to herein as the “Termination Date”); provided, that the provisions set forth in this Section 4 and Sections 10 through 21 shall survive the termination of this Agreement; provided further, nothing herein shall relieve any party hereto of any liability for any willful breach of this Agreement prior to such termination.

5.        Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to the Purchaser as follows:

(a)        Except for (i) matters or transactions disclosed on an Early Warning Report filed by the Shareholder with respect to the Covered Securities prior to the date hereof and (ii) those agreements set forth on Schedule I hereto (clauses (i) and (ii), collectively, the “Disclosed Matters”), which matters or transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the consummation by the Shareholder of the transactions contemplated by this Agreement, the Shareholder is a beneficial owner and the only record owner of, and has good, valid and marketable title to, the Covered Securities, free and clear of Liens other than as created by this Agreement, the A&R Investor Rights Agreement, the PIPE LLC Agreement or any other agreement entered into between the Shareholder and the Purchaser, or between the Shareholder and the Company or a Company Subsidiary. As of the date hereof, other than the Owned Common Shares and the Owned Preferred Units, the Shareholder does not own beneficially or of record any Common Shares (or any securities convertible into or exchangeable or exercisable for Common Shares) or any interest therein.

(b)        Except, in each case, for the Disclosed Matters, which matters or transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the consummation by the Shareholder of the transactions contemplated by this Agreement, the Shareholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Shareholder’s Covered Securities, (ii) has

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not entered into any voting agreement or arrangement or voting trust with respect to any of the Shareholder’s Covered Securities that is inconsistent with the Shareholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy, power of attorney or other authorization or consent with respect to any of the Shareholder’s Covered Securities that is inconsistent with the Shareholder’s obligations pursuant to this Agreement and (iv) has not entered into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c)        The Shareholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

(d)        No filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Shareholder from, or to be given by the Shareholder to, or be made by the Shareholder with, any Governmental Entity in connection with the execution, delivery and performance by the Shareholder of this Agreement, in each case other than filings and reports pursuant to and in compliance with Securities Laws or in connection with filings and notices to be made by or on behalf of the Purchaser pursuant to Section 4.3 of the Arrangement Agreement.

(e)        The execution, delivery and performance of this Agreement by the Shareholder does not and will not constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Shareholder or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification, cancellation or acceleration (or the right of modification, cancellation or acceleration) of any obligations under or the creation of a Lien on any of the properties, rights or assets (including the Covered Securities) of the Shareholder pursuant to any Contract binding upon the Shareholder or, assuming compliance with the matters referred to in Section 5(d), under any applicable Law to which the Shareholder is subject, except, in the case of clause (ii), for any such breach, violation, termination, default, loss, creation, modification, cancellation or acceleration that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Shareholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

(f)        As of the date of this Agreement, there is no action, proceeding or investigation pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that questions the beneficial or record ownership of the Shareholder’s Owned Common Shares, Owned Preferred Units or the validity of this Agreement, or that could

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reasonably be expected to prevent or materially delay the Shareholder’s ability to perform its obligations hereunder.

(g)        The Shareholder understands and acknowledges that the Company is entering into the Arrangement Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Shareholder contained herein, and the Company would not enter into the Arrangement Agreement if the Shareholder did not enter into this Agreement.

6.        Certain Covenants of the Shareholder. Except in accordance with the terms of this Agreement, the Shareholder covenants and agrees as follows:

(a)        Transfer of the Covered Securities. Except in the case of an event of foreclosure pursuant to an agreement set forth on Schedule I, the Shareholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, assign, gift-over or otherwise dispose of (including by sale, merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”) the Covered Securities (other than an exchange of Preferred Units for Common Shares) or (ii) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations under this Agreement; provided, that nothing herein shall prohibit a Transfer to an affiliate of the Shareholder; provided, further, that as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Purchaser, to assume all of the obligations of the Shareholder under, and be bound by all of the terms of, this Agreement. Any Transfer in violation of this Section 6 with respect to the Shareholder’s Covered Securities shall be null and void.

(b)        Additional Shares. In the event that the Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Common Shares, Preferred Units or other voting interests with respect to the Company, such Common Shares, Preferred Units or voting interests will, without further action of the parties hereto, be deemed Covered Securities and subject to the provisions of this Agreement. The Shareholder will promptly notify the Company in writing of any such event.

(c)        Waiver of Dissenters’ Rights. The Shareholder hereby (i) waives and agrees not to exercise any rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or any other corporate transaction considered at the Shareholder Meeting in connection therewith and (ii) agrees not to commence or participate in, assist or knowingly encourage, and to take all actions necessary to opt out of any class in, any class action with respect to any action or claim, derivative or otherwise, against the Purchaser, the Company, or any Company Subsidiaries or affiliates and each of their successors and assigns and their respective directors and officers relating to the negotiation, execution or delivery of this Agreement or the Arrangement Agreement or the consummation of the Arrangement, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement (including any claim seeking to enjoin or delay the closing of the Arrangement) or (B) alleging a

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breach of any fiduciary duty of the Company Board in connection with the Arrangement Agreement or the transactions contemplated thereby.

(d)        Approval. The Shareholder hereby (i) approves the transactions contemplated by the Arrangement Agreement, including the Company’s entry into, and execution of, the Arrangement Agreement and the consummation of the transactions contemplated thereby (subject to the terms and conditions of the Arrangement Agreement and in accordance with the terms thereof) pursuant to Section 5.1 of the A&R Investor Rights Agreement and (ii) agrees to provide its consent, if necessary, to actions required to be taken with respect to PIPE LLC in accordance with the Arrangement Agreement, including Section 4.18(b) thereof.

7.        Rollover. The Shareholder agrees to transfer, contribute and deliver all of its Common Shares to an affiliate of the Purchaser pursuant to, and as described in, the Plan of Arrangement.

8.        Further Assurances. From time to time, at the Purchaser’s request and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement.

9.        Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s or PIPE LLC’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like between the date of this Agreement and the Effective Date, the terms “Owned Common Shares”, “Owned Preferred Units” and “Covered Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.        Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

11.        Waiver. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure or delay of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

12.        Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally and (b) on the next Business Day if (i) sent by email of a .pdf attachment or (ii) sent by prepaid overnight carrier (providing proof of delivery), to the parties hereto at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

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if to the Shareholder, to it at:

BCORE Preferred Holdco LLC

c/o Blackstone Real Estate Income Trust, Inc.

345 Park Avenue

New York, NY 10154

Attention:	Jacob Werner and Asim Hamid
Email:	realestatenoticees@blackstone.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Brian M. Stadler
Matthew B. Rogers
Email:	bstadler@stblaw.com
mrogers@stblaw.com

and

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:	Vincent Mercier
Kevin Greenspoon
Joseph DiPonio
Email:	vmercier@dwpv.com
kgreenspoon@dwpv.com
jdiponio@dwpv.com

if to the Purchaser, to it at:

Creedence Acquisition ULC

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Attention:	Jacob Werner and Asim Hamid
Email:	realestatenoticees@blackstone.com

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with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Brian M. Stadler
Matthew B. Rogers
Email:	bstadler@stblaw.com
mrogers@stblaw.com

and

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:	Vincent Mercier
Kevin Greenspoon
Joseph DiPonio
Email:	vmercier@dwpv.com
kgreenspoon@dwpv.com
jdiponio@dwpv.com

if to the Company, to it at:

Tricon Residential Inc.
7 St. Thomas Street, Suite 801

Toronto, Ontario M5S 2B7

Attention:	David Veneziano
Email:	[Redacted – personal information]

with copies (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:	Johnny Connon
Tara Hunt
Email:	jconnon@goodmans.ca
thunt@goodmans.ca

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

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Attention:	Matthew W. Abbott

Brian C. Lavin

Email:	mabbott@paulweiss.com

blavin@paulweiss.com

Each such notice and communication shall be deemed to have been duly given or made (a) if delivered by hand, when such delivery is made at the address specified in this Section 12, (b) if delivered by overnight courier service, the next Business Day after it is sent to the addresses specified in this Section 12, or (c) if delivered by electronic mail, on the date of sending (or if sent after 5:00 p.m. (New York City time) on the next day) if no automated notice of delivery failure is received by the sender.

13.        No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Purchaser any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities of the Shareholder shall remain vested in and belong to the Shareholder, and the Purchaser shall have no authority to direct the Shareholder in the voting or disposition of any of the Covered Securities, except as otherwise provided herein. Nothing in this Agreement shall be interpreted as creating or forming (x) a “group” with any other Person for the purposes of Rule 13d-5(b)(1) of the Exchange Act or (y) a “joint actor” with any other Person within the meaning of Canadian securities Law, in each case, including any other similar provision of applicable Law.

14.        Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof. Each of the parties hereto hereby acknowledges and agrees, on behalf of itself, its affiliates and each of their respective Representatives, that, in connection with such party’s entry into this Agreement, neither such party nor any of its affiliates or any of their respective Representatives has relied on any representations or warranties except for the representations and warranties of the Shareholder expressly set forth in Section 5 of this Agreement.

15.        No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any suit, claim, action, investigation or proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the persons expressly named as parties hereto.

16.        Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a)        This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to its rules of conflict of Laws.

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(b)        Each of the parties hereto hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Ontario Superior Court of Justice (Commercial List) (the “Chosen Court”), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and shall be brought before, and determined by, the Chosen Court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 16(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Court.

(c)        Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 12 and nothing in this Section 16 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(d)        Each party hereto agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)        EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16(e).

17.        Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, without the prior written consent of each of the other parties hereto, and any attempted or purported assignment or delegation in violation of this Section 17 shall be null and void; provided that (i) the Shareholder may exchange its Preferred Units for Common

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Shares pursuant to the terms of the PIPE LLC Agreement (it being understood that any Common Shares received as a result of such exchange shall continue to be Covered Securities subject to the terms and conditions of this Agreement) and (ii) the Shareholder may assign this Agreement in connection with a Transfer permitted by Section 6(a). This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns in accordance with and subject to the terms of this Agreement.

18.        Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including the Shareholder’s obligations to vote its Covered Securities as provided in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) any party hereto has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

19.        Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

20.        Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

21.        Interpretation and Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or is favoring any party by virtue of the authorship of any provision of this Agreement. The words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings and contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All references in this Agreement

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to Sections shall refer to sections of this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” The word “day” means calendar day, and any reference to a number of days shall refer to calendar days (unless Business Days are specified). When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any reference in this Agreement to “$” means U.S. dollars. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. The word “or” is not exclusive and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation, in each case, unless the context otherwise requires. Except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement, the Arrangement Agreement, the PIPE LLC Agreement and the A&R Investor Rights Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto, in each case as of the date hereof and only to the extent made available as of the date hereof.

22.        Capacity as a Shareholder. Notwithstanding anything herein to the contrary, the Shareholder signs this Agreement solely in the Shareholder’s capacity as (x) a shareholder of the Company and (y) a unitholder of Tricon PIPE LLC, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions (including the exercise of fiduciary duties) in accordance with applicable Law of any affiliate, employee or designee of the Shareholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company, Tricon PIPE LLC or any other Person.

23.        No Recourse. The Company agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Purchaser Parties (other than the Shareholder to the extent provided in this Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement), through the Purchaser, the Shareholder or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Purchaser or the Shareholder against any Purchaser Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from (i) a Guarantor (but not any other Purchaser Party) under and to the extent provided in its applicable Guaranty and subject to the Liability Limitation and the other limitations described therein and (ii) the Purchaser under and to the extent provided in the Arrangement Agreement.

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Recourse against a Guarantor under its Guaranty shall be the sole and exclusive remedy of the Company and their affiliates against the Guarantors and any other Purchaser Party (other than the Shareholder to the extent provided in this Agreement, the Purchaser to the extent provided in the Arrangement Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement) in connection with the Arrangement Agreement or the transactions contemplated thereby (including this Agreement) or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

CREEDENCE ACQUISITION ULC

By:	/s/ Jacob Werner
	Name:	Jacob Werner
	Title:	Director

[Signature Page to Support Agreement]

BCORE PREFERRED HOLDCO LLC

By:	/s/ Jacob Werner
	Name:	Jacob Werner
	Title:	Senior Managing Director

[Signature Page to Support Agreement]

TRICON RESIDENTIAL INC.

By:	/s/ David Veneziano
	Name:	David Veneziano
	Title:	Executive Vice President and Chief Legal Officer

[Signature Page to Support Agreement]

Schedule I

Disclosed Matters

[Redacted – confidential information]